June 30, 2014 Unaudited Condensed Consolidated Financial Statements

Suite 1188, 550 Burrard Street
Vancouver, British Columbia
V6C 2B5

Phone: (604) 687-4018
Fax: (604) 687-4026

Eldorado Gold Corporation
Unaudited Condensed Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)

	Note	June 30, 2014	December 31, 2013
		$	$
ASSETS
Current assets
Cash and cash equivalents		559,498	589,180
Term deposits		25,026	34,702
Restricted cash		262	262
Marketable securities		4,637	4,387
Accounts receivable and other		82,822	89,231
Inventories		233,531	244,042
		905,776	961,804
Investment in associate		-	10,949
Deferred income tax assets		1,601	997
Restricted assets and other		55,581	37,330
Defined benefit pension plan		15,398	13,484
Property, plant and equipment		5,806,914	5,684,382
Goodwill		526,296	526,296
		7,311,566	7,235,242
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		171,775	211,406
Current debt	5	16,253	16,402
		188,028	227,808
Debt	5	586,104	585,006
Other non-current liability	4(b)	47,711	-
Asset retirement obligations		86,423	85,259
Deferred income tax liabilities		852,575	842,305
		1,760,841	1,740,378
Equity
Share capital	6	5,314,813	5,314,589
Treasury stock		(14,845)	(10,953)
Contributed surplus		37,197	78,557
Accumulated other comprehensive loss		(16,450)	(17,056)
Deficit		(80,965)	(143,401)
Total equity attributable to shareholders of the Company		5,239,750	5,221,736
Attributable to non-controlling interests		310,975	273,128
		5,550,725	5,494,864
		7,311,566	7,235,242

Approved on behalf of the Board of Directors

(Signed) Robert R. Gilmore	Director	(Signed) Paul N. Wright	Director

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation
Unaudited Condensed Consolidated Income Statements
(Expressed in thousands of U.S. dollars except per share amounts)

	Three months ended		Six months ended
	June 30,		June 30,

	2014	2013	2014	2013
	$	$	$	$
Revenue
Metal sales	265,497	266,929	545,367	604,997

Cost of sales
Production costs	122,524	116,133	257,309	246,501
Depreciation and amortization	44,095	35,234	89,667	72,348
	166,619	151,367	346,976	318,849
Gross profit	98,878	115,562	198,391	286,148

Exploration expenses	3,890	10,240	7,785	17,864
General and administrative expenses	19,099	18,239	34,943	34,725
Defined benefit pension plan expense	413	619	816	1,248
Share based payments	5,281	3,291	12,275	12,168
Foreign exchange loss (gain)	(1,553)	5,920	(2,914)	5,818
Operating profit	71,748	77,253	145,486	214,325

Loss (gain) on disposal of assets	1,819	(51)	1,825	(15)
Loss (gain) on marketable securities and other investments	550	-	1,322	(21)
Loss on investments in associates	-	214	102	1,123
Other income	(3,631)	(3,138)	(2,847)	(5,114)
Asset retirement obligation accretion	581	386	1,163	725
Interest and financing costs	7,916	11,061	16,321	21,562

Profit before income tax	64,513	68,781	127,600	196,065
Income tax expense	24,999	24,550	57,443	195,802
Profit for the period	39,514	44,231	70,157	263

Attributable to:
Shareholders of the Company	37,632	43,274	68,900	(2,189)
Non-controlling interests	1,882	957	1,257	2,452
Profit for the period	39,514	44,231	70,157	263

Weighted average number of shares outstanding
Basic	716,249	715,038	716,239	714,739
Diluted	716,249	715,426	716,239	715,256

Earnings per share attributable to shareholders of the Company:
Basic earnings per share	0.05	0.06	0.10	0.00
Diluted earnings per share	0.05	0.06	0.10	0.00

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation
Unaudited Condensed Consolidated Statements of Comprehensive Income
(Expressed in thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2013	2014	2013
	$	$	$	$

Profit for the period	39,514	44,231	70,157	263
Other comprehensive gain (loss):
Change in fair value of available-for-sale financial assets	336	(918)	(153)	(1,400)
Realized gains on disposal of available-for-sale financial assets	-	-	759	(17)
Total other comprehensive gain (loss) for the period	336	(918)	606	(1,417)
Total comprehensive income (deficit) for the period	39,850	43,313	70,763	(1,154)

Attributable to:
Shareholders of the Company	37,968	42,356	69,506	(3,606)
Non-controlling interests	1,882	957	1,257	2,452
	39,850	43,313	70,763	(1,154)

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation
Unaudited Condensed Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2014	2013	2014	2013
		$	$	$	$
Cash flows generated from (used in):
Operating activities
Profit for the period		39,514	44,231	70,157	263
Items not affecting cash:
Asset retirement obligation accretion		581	386	1,163	725
Depreciation and amortization		44,095	35,234	89,667	72,348
Unrealized foreign exchange loss (gain)		(508)	403	(124)	524
Deferred income tax expense		471	560	9,667	136,448
Loss (gain) on disposal of assets		1,819	(51)	1,825	(15)
Loss on investments in associates		-	214	102	1,123
Loss (gain) on marketable securities and other investments		550	-	1,322	(21)
Share based payments		5,281	3,291	12,275	12,168
Defined benefit pension plan expense		413	619	816	1,248
		92,216	84,887	186,870	224,811

Changes in non-cash working capital	9	(29,383)	(63,433)	(54,600)	(36,265)
		62,833	21,454	132,270	188,546
Investing activities
Net cash used on acquisition of subsidiary	4(a)	-	-	(30,318)	-
Purchase of property, plant and equipment		(107,917)	(116,549)	(188,347)	(217,763)
Proceeds from the sale of property, plant and equipment		92	136	176	192
Proceeds on production from tailings retreatment		11,765	10,900	20,557	15,228
Purchase of marketable securities		(852)	-	(852)	-
Proceeds from the sale of marketable securities		243	-	865	332
Investments in associates		-	-	-	(6,357)
Redemption of (investment in) term deposits		(20,000)	(62,514)	9,676	(221,441)
Decrease in restricted cash		(24)	15	2	5
		(116,693)	(168,012)	(188,241)	(429,804)
Financing activities
Issuance of common shares for cash		-	179	-	1,601
Investment by non-controlling interest	4(b)	-	-	40,000	-
Dividend paid to shareholders		-	-	(6,464)	(50,241)
Dividends paid to non-controlling interest		(815)		(815)
Purchase of treasury stock		(9)	(168)	(6,413)	(6,462)
Long-term and bank debt proceeds		-	-	16,363	12,412
Long-term and bank debt repayments		-	-	(16,382)	(10,354)
Loan financing costs		-	90	-	(383)
		(824)	101	26,289	(53,427)
Net decrease in cash and cash equivalents		(54,684)	(146,457)	(29,682)	(294,685)
Cash and cash equivalents - beginning of period		614,182	668,615	589,180	816,843

Cash and cash equivalents - end of period		559,498	522,158	559,498	522,158

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation
Unaudited Condensed Consolidated Statements of Changes in Equity
(Expressed in thousands of U.S. dollars)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2014	2013	2014	2013
		$	$	$	$
Share capital
Balance beginning of period		5,314,813	5,303,095	5,314,589	5,300,957
Shares issued upon exercise of share options, for cash		-	179	-	1,601
Transfer of contributed surplus on exercise of options		-	273	-	989
Transfer of contributed surplus on exercise of deferred
phantom units		-	3,400	224	3,400
Balance end of period		5,314,813	5,306,947	5,314,813	5,306,947

Treasury stock
Balance beginning of period		(17,357)	(12,307)	(10,953)	(7,445)
Purchase of treasury stock		(9)	(168)	(6,413)	(6,462)
Shares redeemed upon exercise of restricted share units		2,521	700	2,521	2,132
Balance end of period		(14,845)	(11,775)	(14,845)	(11,775)

Balance beginning of period		35,424	71,827	78,557	65,382
Share based payments		5,035	3,935	11,750	12,528
Shares redeemed upon exercise of restricted share units		(2,521)	(700)	(2,521)	(2,132)
Recognition of other non-current liability and related costs	4(b)	(741)	-	(50,365)	-
Transfer to share capital on exercise of options and deferred
phantom units		-	(3,673)	(224)	(4,389)
Balance end of period		37,197	71,389	37,197	71,389

Accumulated other comprehensive loss
Balance beginning of period		(16,786)	(25,034)	(17,056)	(24,535)
Other comprehensive loss for the period		336	(918)	606	(1,417)
Balance end of period		(16,450)	(25,952)	(16,450)	(25,952)

Retained earnings (deficit)
Balance beginning of period		(118,597)	499,172	(143,401)	594,876
Dividends paid		-	-	(6,464)	(50,241)
Profit (loss) attributable to shareholders of the Company		37,632	43,274	68,900	(2,189)
Balance end of period		(80,965)	542,446	(80,965)	542,446
Total equity attributable to shareholders of the Company		5,239,750	5,883,055	5,239,750	5,883,055
Non-controlling interests
Balance beginning of period		312,503	285,595	273,128	284,100
Profit attributable to non-controlling interests		1,882	957	1,257	2,452
Dividends declared to non-controlling interests		(3,410)	-	(3,410)	-
Increase during the period	4(b)	-	-	40,000	-
Balance end of period		310,975	286,552	310,975	286,552

Total equity		5,550,725	6,169,607	5,550,725	6,169,607

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

1.	General Information

Eldorado Gold Corporation (“Eldorado” or the “Company”) is a gold exploration, development, mining and production company. The Company has operations and ongoing exploration and development projects in Turkey, China, Greece, Brazil and Romania. The Company acquired Glory Resources Ltd (“Glory”) in March 2014. Glory has the Sapes project in Thrace, Greece.

Eldorado is a public company which is listed on the Toronto Stock Exchange and New York Stock Exchange and is incorporated and domiciled in Canada.

2.	Basis of preparation

a)	Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’. They do not include all of the information and footnotes required by the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board for full annual financial statements and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2013.

The same accounting policies are used in the preparation of these unaudited condensed consolidated interim financial statements as for the most recent audited annual financial statements and reflect all the adjustments necessary for fair presentation in accordance with IFRS for the interim periods presented.

b)	Judgement and estimates

The preparation of these unaudited condensed consolidated interim financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended 31 December 2013.

3.	Adoption of new accounting standards

The following interpretation of a standard has been adopted by the Company commencing January 1, 2014:

•
IFRIC 21 ‘Levies’ – This interpretation of IAS 37, ‘Provisions, Contingent Liabilities and Contingent Assets’, applies to the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. There was no impact on these unaudited condensed consolidated interim financial statements as a result of the adoption of this standard.

The following standards have been published and are mandatory for Eldorado’s annual accounting periods no earlier than January 1, 2017:

•
IFRS 9 ‘Financial Instruments: Classification and Measurement’ – This is the first part of a new standard on classification and measurement of financial assets that will replace IAS 39, ‘Financial Instruments: Recognition and Measurement’. IFRS 9 has two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is recorded at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is measured at fair value with changes in fair value through profit or loss. In addition, this new standard has been updated to include guidance on financial liabilities and derecognition of financial instruments. The Company is currently evaluating the extent of the impact of the adoption of this standard.

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Adoption of new accounting standards (continued)

•
IFRS 15 ‘Revenue from Contracts with Customers’ – This standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. This standard is effective for fiscal years ending on or after December 31, 2017. The Company does not expect this standard to have a material impact on its financial statements.

4.	Acquisitions and other transactions

a)	Acquisition of Glory

Eldorado completed the acquisition of all of the issued and outstanding common shares of Glory that it did not already own on March 14, 2014. As a result, Eldorado acquired a 100% interest in the Sapes project in Thrace, Greece. Prior to the transaction, Eldorado owned 19.9% interest in Glory and the investment was accounted for as an investment in associate.

Total consideration of $39,219 included cash for 179,504,179 shares in the amount of $27,583, an option buy-out payment of $1,590 to holders of Glory options, and $10,046 related to the 44,595,920 shares of Glory that Eldorado had purchased prior to the off-market takeover bid. A total of $1,229 was incurred as transaction costs and was capitalized as property, plant and equipment.

This transaction has been accounted for as an acquisition of assets and liabilities as Glory did not constitute a business, as defined in IFRS 3. Other than a small working capital amount the remainder of the value for this transaction was assigned to property, plant and equipment.

Eldorado paid net cash of $30,318 as a result of the transaction. This net reduction of cash was a result of an acquired cash balance of $84 less cash consideration of $29,173 and transaction costs of $1,229.

b)	Eastern Dragon agreement

In March 2014, the Company, through one of its subsidiaries, entered into a Subscription and a Shareholders agreement (“Agreements”) with a third party (“Third Party”).

As a result of these Agreements, Third Party acquired 21.5% of the total ordinary shares of Sino Gold Tenya (HK) Limited (“Tenya”), a subsidiary of the Company, and indirectly a 20% interest in the Eastern Dragon Project.

Under the terms of the Agreements, Third Party has the right to require Eldorado to purchase or procure the purchase by another party of Third Party’s shares in Tenya at a fixed price (“Put Option”) for 90 days following the second anniversary of the Agreements.

The Agreements include other rights and obligations of the Company and Third Party associated with the advancement of the Eastern Dragon Project.

This transaction has been accounted as an equity transaction with the recognition of a non-controlling interest in the amount of $40,000 representing the consideration received. A liability in the amount of $46,970 has been recorded at the transaction date, representing the present value of the redemption amount of the Put Option and $2,654 of transaction costs were recorded against equity. Future changes in the present value of the redemption amount of the Put Option are being charged against equity. The present value of the liability representing the Put Option as of June 30, 2014 is $47,711.

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

5.	Debt

	June 30, 2014 $	December 31, 2013 $
Current:
Jinfeng China Merchant Bank (“CMB”) working capital loan (a)	16,253	16,402

Non-current:
Senior notes (b)	586,104	585,006
Total debt	602,357	601,408

(a)	Jinfeng CMB working capital loan

On January 16, 2013, Jinfeng entered into a RMB 100.0 million ($16,253) working capital loan with CMB. Each drawdown bears fixed interest at the prevailing lending rate stipulated by the People’s Bank of China on the date of drawdown. The Facility had a term of up to one year, from January 16, 2013 to January 14, 2014. In January 2014, the term of the facility was extended to January 28, 2015. This facility is unsecured.

As at June 30, 2014, Jinfeng has drawn down the full amount under this facility and has used the proceeds to fund working capital obligations. All tranches of the loan have a term of six months and a fixed interest rate of 5.6%.

Subsequent to June 30, 2014, Jinfeng repaid RMB 13.0 million ($2,113) on this loan.

(b)	Senior notes

On December 10, 2012, the Company completed an offering of $600.0 million senior notes (“the notes”) at par value, with a coupon rate of 6.125% due December 15, 2020. The notes pay interest semi-annually on June 15 and December 15. Net deferred financing costs of $13,896 have been included as an offset in the balance of the notes in the financial statements and are being amortized over the term of the notes.

The fair market value of the notes as at June 30, 2014 was $609.0 million.

(c)	Entrusted loan

In November 2010, Eastern Dragon, HSBC Bank (China) and Qinghai Dachaidan Mining Ltd (“QDML”), our 90% owned subsidiary, entered into a RMB 12.0 million ($1,950) entrusted loan agreement, which has been increased to RMB 720.0 million ($117,020) through a series of amendments.

Under the terms of the entrusted loan, QDML with its own funds entrusts HSBC Bank (China) to provide a loan facility in the name of QDML to Eastern Dragon. The loan can be drawn down in tranches. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People’s Bank of China on the date of drawdown. Each draw down has a term of three months and can be rolled forward at the discretion of QDML. The interest rate on this loan as at June 30, 2014 was 4.59%.

As at June 30, 2014, RMB 643.2 million ($104,530) had been drawn under the entrusted loan.

The entrusted loan has been recorded on a net settlement basis.

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

6.	Share capital

Eldorado’s authorized share capital consists of an unlimited number of voting common shares without par value and an unlimited number of non-voting common shares without par value. At June 30, 2014 there were no non-voting common shares outstanding (December 31, 2013 – none).

Voting common shares	Number of Shares	Total $

At January 1, 2014	716,216,690	5,314,589
Common shares issued for deferred phantom units	31,920	224
At June 30, 2014	716,248,610	5,314,813

7.	Share-based payments

(a)	Share option plans

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2014
	Weighted average exercise price Cdn$	Number of options
At January 1,	13.20	16,753,421
Granted	7.82	6,210,824
Exercised	-	-
Forfeited	12.25	(845,322)
At June 30,	11.72	22,118,923

At June 30, 2014, 16,040,895 share options (June 30, 2013 – 12,914,273) with a weighted average exercise price of Cdn$12.89 (June 30, 2013 – Cdn$13.17) had vested and were exercisable.

Share based compensation expense related to share options for the quarter ended June 30, 2014 was $2,096 (YTD – $7,077).

(b)	Restricted share unit plan

A total of 877,753 restricted share units (“RSUs”) at a grant-date fair value of Cdn$7.84 per unit were granted during the period ended June 30, 2014 under the Company’s RSU plan and 292,137 RSUs were exercisable as at June 30, 2014.

The fair value of each RSU issued is determined as the closing share price at grant date. The current maximum number of common shares authorized for issue under the RSU plan is 5,000,000.

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

7.	Share-based payments (continued)

A summary of the status of the restricted share unit plan and changes during the quarter ended June 30, 2014 is as follows:

Total RSUs
Balance at December 31, 2013	774,845
RSUs Granted	877,753
Redeemed	(364,140)
Forfeited	-
Balance at June 30, 2014	1,288,458

As at June 30, 2014, 1,288,458 common shares purchased by the Company remain held in trust in connection with this plan. At the end of the period, 460,885 restricted share units are fully vested and exercisable. These shares purchased and held in trust have been included in treasury stock in the balance sheet.

Restricted share units expense for the period ended June 30, 2014 was $2,939 (YTD – $4,673).

(c)	Deferred share units plan

At June 30, 2014, 246,655 deferred share units (“DSUs”) were outstanding with a value of $1,886, which is included in accounts payable and accrued liabilities.

Compensation expense related to the DSUs was $246 for the period ended June 30, 2014 (YTD – $525).

8.	Fair value of financial instruments

Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from relevant markets.

The three levels of the fair value hierarchy are described below:

•	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•	Level 2 – Inpts that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e., quoted prices for similar assets or liabilities).

•	Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The only assets measured at fair value as at June 30, 2014 are marketable securities. No liabilities are measured at fair value on a recurring basis as at June 30, 2014.

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in Level 1. Instruments included in Level 1 comprise primarily publicly-traded equity investments classified as held-for-trading securities or available-for-sale securities.

With the exception of the fair market value of our senior notes (note 5b), all carrying amounts of financial instruments approximate their fair value.

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

9.	Supplementary cash flow information

	Three months ended June 30,		Six months ended June 30,
	2014 $	2013 $	2014 $	2013 $

Changes in non-cash working capital
Accounts receivable and other	(4,449)	(20,586)	(11,055)	(5,691)
Inventories	(4,975)	(12,693)	4,365	(1,906)
Accounts payable and accrued liabilities	(19,959)	(30,154)	(47,910)	(28,668)
Total	(29,383)	(63,433)	(54,600)	(36,265)

Supplementary cash flow information
Income taxes paid	28,981	29,951	40,333	57,269
Interest paid	17,156	16,923	17,360	17,356

10.	Segment information

Identification of reportable segments

The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management (the chief operating decision makers or CODM) in assessing performance and in determining the allocation of resources.

The CODM considers the business from both a geographic and product perspective and assesses the performance of the operating segments based on measures of profit and loss as well as assets and liabilities. These measures include gross profit (loss), expenditures on exploration, property, plant and equipment and non-current assets, as well as total debt. As at June 30, 2014, Eldorado had six reportable segments based on the geographical location of mining and exploration and development activities.

10.1 Geographical segments

Geographically, the operating segments are identified by country and by operating mine or mine under construction as follows:

•	The Turkey reporting segment includes the Kişladağ and the Efemçukuru mines and exploration activities in Turkey.

•	The China reporting segment includes the Tanjianshan (“TJS”), Jinfeng and White Mountain mines, the Eastern Dragon project and exploration activities in China.

•	The Brazil reporting segment includes the Vila Nova mine, Tocantinzinho project and exploration activities in Brazil.

•	The Greece reporting segment includes the Stratoni mine, the Olympias, Skouries, Perama Hill and Sapes projects and exploration activities in Greece.

•	The Romania reporting segment includes the Certej project and exploration activities in Romania.

•	Other reporting segment includes operations of Eldorado’s corporate office and exploration activities in other countries.

Financial information about each of these operating segments is reported to the CODM on at least a monthly basis.

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

10.	Segment information (continued)

For the three months ended June 30, 2014

	Turkey	China	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	127,946	120,963	3,851	12,737	-	-	265,497
Production costs	49,704	56,356	5,943	10,521	-	-	122,524
Depreciation	13,179	27,783	928	2,030	-	175	44,095
Gross profit (loss)	65,063	36,824	(3,020)	186	-	(175)	98,878

Other material items of income and expense
Exploration costs	566	654	1,526	255	68	821	3,890
Income tax expense (recovery)	13,655	9,517	(406)	2,855	-	(622)	24,999

Additions to property, plant and
equipment during the period	23,160	12,995	517	69,944	2,317	52	108,985

For the three months ended June 30, 2013

	Turkey	China	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	141,454	103,653	8,680	13,142	-	-	266,929
Production costs	41,467	54,696	6,060	13,910	-	-	116,133
Depreciation	8,967	21,436	871	3,447	-	513	35,234
Gross profit (loss)	91,020	27,521	1,749	(4,215)	-	(513)	115,562

Other material items of income and expense
Exploration costs	2,791	1,602	3,208	26	97	2,516	10,240
Income tax expense	20,345	5,608	859	- 2,370	108	-	24,550

Additions to property, plant and
equipment during the period	50,815	26,580	1,935	36,465	7,338	36	123,169

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

10.	Segment information (continued)

For the six months ended June 30, 2014

	Turkey	China	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	251,972	245,792	22,496	25,107	-	-	545,367
Production costs	97,521	119,841	19,028	20,919	-	-	257,309
Depreciation	26,017	56,004	3,071	4,160	-	415	89,667
Gross profit (loss)	128,434	69,947	397	28	-	(415)	198,391

Other material items of income and expense
Exploration costs	1,114	1,119	2,170	646	1,121	1,615	7,785
Income tax expense (recovery)	33,695	19,553	(805)	5,000	-	-	57,443

Additions to property, plant and
equipment during the period	41,039	20,478	1,879	120,036	5,673	270	189,375

Information about assets and liabilities
Property, plant and equipment (*)	869,346	1,433,258	200,308	2,679,303	622,578	2,121	5,806,914
Goodwill	-	52,514	-	473,782	-	-	526,296
	869,346	1,485,772	200,308	3,153,085	622,578	2,121	6,333,210

Debt	-	16,253	-	-	-	586,104	602,357

For the six months ended June 30, 2013

	Turkey	China	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	339,596	215,468	23,840	26,093	-	-	604,997
Production costs	100,367	106,083	14,561	25,490	-	-	246,501
Depreciation	22,080	41,585	2,107	5,577	-	999	72,348
Gross profit (loss)	217,149	67,800	7,172	(4,974)	-	(999)	286,148

Other material items of income and expense
Exploration costs	4,965	2,974	4,481	914	483	4,047	17,864
Income tax expense	52,797	15,436	1,704	125,701	108	56	195,802

Additions to property, plant and
equipment during the period	95,491	49,634	7,524	57,415	11,843	877	222,784

For the year ended December 31, 2013

	Turkey	China	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$	$

Information about assets and liabilities
Property, plant and equipment (*)	854,893	1,461,592	201,791	2,546,935	616,906	2,265	5,684,382
Goodwill	-	52,514	-	473,782	-	-	526,296
	854,893	1,514,106	201,791	3,020,717	616,906	2,265	6,210,678

Debt	-	16,402	-	-	-	585,006	601,408

* Net of revenues from sale of production from tailings retreatment

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

10.	Segment information (continued)

The Turkey and China segments derive their revenues from sales of gold. The Brazil segment derives its revenue from sales of iron ore. The Greece segment derives its revenue from sales of zinc, lead and silver concentrates.

The measure of total debt represents the current and long-term portions of debt.

10.2	Economic dependence

At June 30, 2014, each of our Chinese mines had one major customer, to whom each sells its entire production, as follows:

TJS Mine	Henan Zhongyuan Gold Smelter Factory Co. Ltd.of Zhongjin Gold Holding Co. Ltd.
Jinfeng Mine	China National Gold Group
White Mountain Mine	Refinery of Shandong Humon Smelting Co. Ltd.

10.3	Seasonality/cyclicality of operations

Management does not consider operations to be of a significant seasonal or cyclical nature.